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                    UNITED STATES
         SECURITIES AND EXCHANGE COMMISSION
               Washington, D.C.  20549

                    SCHEDULE 13D
                  (RULE 13d - 101)

Information to be included in statements filed pursuant to
13d-1(a) and amendments thereto filed pursuant to 13d-2(a)
(Amendment No.     )*

Avatex Corporation
(Name of Issuer)

$4.20 Cumulative Exchangeable Preferred Stock, Series A
(Title of Class of Securities)

05349F303
(CUSIP Number)

Martin D. Sklar, Esq., Kleinberg, Kaplan, Wolff & Cohen, P.C.,
551 Fifth Avenue, 18th Floor, New York, New York  10176, Tel:
(212) 986-6000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

April 15, 1998
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box .

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the Following Pages)
(Page 1 of 12 Pages)
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
     ONLY)
          Elliott Associates, L.P., a Delaware Limited
          Partnership

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)
     (b)

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

7    SOLE VOTING POWER

          547,613

8    SHARED VOTING POWER

          0

9    SOLE DISPOSITIVE POWER

          547,613

10   SHARED DISPOSITIVE POWER

          0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

          547,613

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          12.70%

14   TYPE OF REPORTING PERSON*
          PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
     ONLY)
          Westgate International, L.P., a Cayman Islands
          Limited Partnership

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)
     (b)

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

7    SOLE VOTING POWER
          0

8    SHARED VOTING POWER

          661,797

9    SOLE DISPOSITIVE POWER

          0

10   SHARED DISPOSITIVE POWER

          661,797

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

          661,797

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          15.35%

14   TYPE OF REPORTING PERSON*
          PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
     ONLY)
          Martley International, Inc., a Delaware corporation

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)
     (b)

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

7    SOLE VOTING POWER

          0

8    SHARED VOTING POWER

          661,797

9    SOLE DISPOSITIVE POWER

          0

10   SHARED DISPOSITIVE POWER

          661,797

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

          661,797

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          15.35%

14   TYPE OF REPORTING PERSON*
          CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

ITEM 1.   Security and Issuer

     This statement relates to the $4.20 Cumulative
Exchangeable Preferred Stock, Series A (the "$4.20 Series A
Preferred Stock"), of Avatex Corporation (the "Issuer").  The
Issuer's principal executive office is located at 5910 North
Central Expressway, Suite 1780, Dallas, Texas 75206.


ITEM 2.   Identity and Background

     (a)-(c)   The names of the persons filing this
statement on Schedule 13D are: Elliott Associates, L.P., a Delaware limited partnership, and its wholly-owned subsidiaries ("Elliott"), Westgate International, L.P., a Cayman Islands limited partnership ("Westgate"), and Martley International, Inc., a Delaware corporation ("Martley"). Paul
E. Singer ("Singer") and Braxton Associates, L.P., a Delaware limited partnership ("Braxton LP"), which is controlled by Singer, are the general partners of Elliott. Hambledon, Inc., a Cayman Islands corporation ("Hambledon"), is the sole general partner of Westgate. Martley is the investment manager for Westgate. Martley expressly disclaims equitable ownership of and pecuniary interest in any $4.20 Series A Preferred Stock.

ELLIOTT

     The business address of Elliott is 712 Fifth Avenue,
36th Floor, New York, New York 10019.

     The principal business of Elliott is to purchase, sell, trade and invest in securities.

     SINGER

          Singer's business address is 712 Fifth Avenue,
     36th Floor, New York, New York 10019.

          Singer's principal occupation or employment is that of serving as general partner of Elliott and Braxton LP and president of Martley.

     BRAXTON LP

          The business address of Braxton LP is 712 Fifth
     Avenue, 36th Floor, New York, New York 10019.

          The principal business of Braxton LP is the furnishing of investment advisory services.

          The names, business addresses, and present principal occupation or employment of the general partners of Braxton LP are as follows:

      NAME
ADDRESSOCCUPATIONPaul E.
      Singer
712 Fifth Avenue
      36th Floor
New York, New York
10019
General partner of
Elliott and
Braxton LP and
President of
Martley
Braxton
      Associates,
      Inc.
712 Fifth Avenue
      36th Floor
New York, New York
10019
The principal
business of
Braxton
Associates, Inc.
is serving as
general partner of
Braxton LP
          The name, business address, and present principal occupation or employment of each director and executive officer of Braxton Associates, Inc. are as follows:

      NAME
ADDRESSOCCUPATIONPaul E.
      Singer
712 Fifth Avenue
36th Floor
New York, New York
10019
General partner of
Elliott and
Braxton LP and
President of
MartleyWESTGATE

     The business address of Westgate is Westgate
International, L.P., c/o Midland Bank Trust Corporation
(Cayman) Limited, P.O. Box 1109, Mary Street, Grand Cayman,
Cayman Islands, British West Indies.

     The principal business of Westgate is to purchase, sell, trade and invest in securities.

     The name, business address, and present principal occupation or employment of the general partner of Westgate are as follows:

      NAME
ADDRESSOCCUPATIONHambledon,
      Inc.
c/o Midland Bank
      Trust Corporation
      (Cayman) Limited
P.O. Box 1109
Mary Street
Grand Cayman
Cayman Islands
British West
Indies
General partner of
Westgate
     HAMBLEDON, INC.

     The name, business address, and present principal occupation or employment of each director and executive officer of Hambledon are as follows:

      NAMEADDRESSOCCUPATIONPaul E.
      Singer
712 Fifth Avenue
36th Floor
New York, New York
10019
General partner of
Elliott and
Braxton LP and
President of
Martley
MARTLEY INTERNATIONAL, INC.

     The business address of Martley is 712 Fifth Avenue,
36th Floor, New York, New York 10019.

     The principal business of Martley is to act as investment manager for Westgate.

     The name, business address, and present principal occupation or employment of each director and executive officer of Martley are as follows:

      NAME
ADDRESSOCCUPATIONPaul E.
      Singer
712 Fifth Avenue
36th Floor
New York, New York
10019
General partner of
Elliott and
Braxton LP and
President of
Martley
     (d) and (e)During the last five years, none of the persons or entities above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) All of the natural persons listed above are citizens of the United States of America.


ITEM 3.   Source and Amount of Funds or Other Consideration

     The source and amount of funds used by Elliott in making purchases of the $4.20 Series A Preferred Stock beneficially owned by it are set forth below.

SOURCE OF FUNDS:                   AMOUNT OF FUNDS:
Working capital and margin accounts$6,163,445.28 maintained at, Merrill Lynch and
Morgan Stanley.

     The source and amount of funds used by Westgate in making purchases of the $4.20 Series A Preferred Stock beneficially owned by it are set forth below.

SOURCE OF FUNDS:                   AMOUNT OF FUNDS:
Working capital and margin accounts$6,040,185.94 maintained at Merrill Lynch,
Goldman Sachs and Morgan Stanley.

ITEM 4.   Purpose of Transaction

     Each of Elliott and Westgate acquired the $4.20 Series A Preferred Stock beneficially owned by it in the ordinary course of its trade or business of purchasing, selling, trading and investing in securities. Martley has acted as investment manager with respect to Westgate's acquisition of beneficial ownership of $4.20 Series A Preferred Stock.

     Depending upon market conditions and other factors that it may deem material, each of Elliott and Westgate may purchase additional shares of $4.20 Series A Preferred Stock or related securities or may dispose of all or a portion of the $4.20 Series A Preferred Stock or related securities that it now beneficially owns or may hereafter acquire.

     On April 15, 1998, the Issuer failed to pay the quarterly dividends on its two series of preferred stock for the sixth consecutive quarter. On April 21, 1998, Vincent Intrieri, Ralph DellaCamera, Dan Gropper and Brian Miller (the "Preferred Directors"), each an employee of Stonington Management Corp., a Delaware corporation controlled by Singer, were elected to fill the resulting vacancies on the Issuer's Board of Directors, on Elliott's initiative, pursuant to the written consent of a majority of the holders of both series of the Issuer's preferred stock, including Elliott and Westgate.

     Elliott and Westgate are dissatisfied with the poor performance and high compensation of the Issuer's management and particularly its Co-Chief Executive Officers, Melvyn Estrin and Abbey Butler, and oppose the Issuer's announced proposal to merge (the "Merger Plan") the Issuer into a newly-created subsidiary ("Xetava") and to thereby exchange the outstanding preferred stock for common stock in the merged entity (without a vote of the preferred stockholders).
Elliott and Westgate believe that (i) the Merger Plan cannot be legally effected without the consent of the holders of the Issuer's preferred stock, (ii) the Merger Plan is unfair in that the holders of the Issuer's preferred stock would receive substantially less than fair value, and (iii) the Merger Plan improperly seeks to entrench management by, among other things, prohibiting the accumulation of in excess of 5% of the common stock by any individual or group, establishing a classified board and prohibiting shareholder action by written consent.

     On April 23, 1998, Elliott brought an action in the Delaware Court of Chancery against the Issuer, Xetava, and each member of the Issuer's Board of Directors, including Messrs. Estrin and Butler, to enjoin the Merger Plan based upon the refusal to permit the holders of each series of the Issuer's preferred stock to vote on the Merger Plan, breach of fiduciary duty, and entrenchment.

     In addition, on April 23, 1998, the Preferred Directors brought an action in the Delaware Court of Chancery against the Issuer to establish their status as directors of the Issuer and to enforce their right as directors to examine the Issuer's books and records relating to (i) the Merger Plan,
(ii) compensation paid by the Issuer and related companies to Messrs. Estrin and Butler, and (iii) the Issuer's failure to pay dividends on both series of its preferred stock for the past six quarters.

     Elliott and Westgate intend to continue to actively oppose the Merger Plan and reserve the right to (i) engage in a proxy solicitation in opposition to the Merger Plan and/or to unseat one or more directors; and/or (ii) propose an alternate plan to restructure the Issuer.


ITEM 5.   Interest in Securities of the Issuer

     (a)  Elliott beneficially owns 547,613 shares of $4.20
Preferred Stock constituting 12.70% of the outstanding shares of $4.20 Series A Preferred Stock.

     Westgate beneficially owns 661,797 shares of $4.20
Preferred Stock constituting 15.35% of the outstanding shares of $4.20 Series A Preferred Stock.

     Elliott and Westgate together beneficially own 1,209,410
shares of $4.20 Series A Preferred Stock, constituting 28.05% of all outstanding shares of $4.20 Series A Preferred Stock.

     (b) Elliott has the power to vote or direct the vote of, and to dispose or direct the disposition of, the $4.20
Series A Preferred Stock beneficially owned by it.

     Westgate has the shared power with Martley to vote or direct the vote of, and to dispose or direct the disposition of, the $4.20 Series A Preferred Stock owned by Westgate. Information regarding each of Westgate and Martley for the purposes of subparagraph (b) of this Item 5 is set forth in
Item 2 above and expressly incorporated by reference herein.

     (c)  The following transactions in the $4.20 Series A
Preferred Stock were effected by Elliott during the past sixty
(60) days:

                                   Approximate Price Per
               Amount of Shares    Share (exclusive of
Date           Bought (Sold)       commissions)

4/3/98          109,913                 $13.50
4/3/98         (200,000)                $13.56
4/3/98          200,000                 $13.50

     The above transactions were effected by Elliott either privately in New York or on the New York Stock Exchange.

     The following transaction in the $4.20 Series A
Preferred Stock was effected by Westgate during the past sixty
(60) days:


                                   Approximate Price Per
               Amount of Shares    Share (exclusive of
Date           Bought (Sold)       commissions)

4/3/98          110,000                 $13.50


     The above transaction was effected by Westgate on the New York Stock Exchange.

     No other transactions were effected by Elliott or Westgate during the past sixty (60) days.

     (d) No person other than Elliott has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of $4.20 Series A
Preferred Stock beneficially owned by Elliott.

     No person other than Westgate has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of $4.20 Series A Preferred Stock beneficially owned by Westgate and Martley.

     (e)  Not applicable.

ITEM 6.   Contracts, Arrangements, Understandings or
          Relationships With Respect to Securities of the
          Issuer

               None

ITEM 7.   Material to be Filed as Exhibits

               Exhibit A - Joint Filing Agreement
                      SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: April 23, 1998

                    ELLIOTT ASSOCIATES, L.P.


                    By:/s/ Paul E. Singer
                         Paul E. Singer
                         General Partner


                    WESTGATE INTERNATIONAL, L.P.

                    By:  Martley International, Inc., as
                         Investment Manager


                    By:/s/ Paul E. Singer
                         Paul E. Singer
                         President


                    MARTLEY INTERNATIONAL, INC.


                    By:/s/ Paul E. Singer
                         Paul E. Singer
                         President

                      EXHIBIT A

               JOINT FILING AGREEMENT

     The undersigned hereby agree that the statement on
Schedule 13D with respect to the $4.20 Series A Preferred Stock of Avatex Corporation, dated April 23, 1998, is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended.

Dated as of:  April 23, 1998

ELLIOTT ASSOCIATES, L.P. WESTGATE INTERNATIONAL, L.P.


By:/s/ Paul E. Singer    By:  Martley International,
     Paul E. Singer           Inc.,
     General Partner          as Investment Manager


                         By:/s/ Paul E. Singer
                              Paul E. Singer
                              President

MARTLEY INTERNATIONAL, INC.


By:/s/ Paul E. Singer
     Paul E. Singer
     President